Filed Pursuant to Rule 424(b)(3)
Reg. Statement No. 333-139704

SUPPLEMENT NO. 8
DATED JANUARY 6, 2011
TO THE PROSPECTUS DATED APRIL 2, 2010
OF CORNERSTONE HEALTHCARE PLUS REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Healthcare Plus REIT, Inc. dated April 2, 2010, as supplemented by prospectus supplement no. 7 dated December 9, 2010.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Healthcare Plus REIT, Inc. and, as required by context, Cornerstone Healthcare Plus Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	the acquisition of an assisted living facility containing approximately 70,000 square feet in Hilliard, Ohio;

•	the acquisition of a dementia and memory care facility located in Yardley, Pennsylvania;

•	the acquisition of a medical office building located in Plano, Texas;

•	information about our investment in a new joint venture to develop a specialty rehabilitation facility in Littleton, Colorado; and

•	information regarding financing of our Global Rehab inpatient rehabilitation facility.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our primary offering.  As of January 4, 2011, we had sold approximately 11.4 million shares of common stock in our ongoing primary offering and raised gross offering proceeds of approximately $113.3 million. Accordingly, as of January 4, 2011, there are approximately 28.6 million shares remaining for sale in our primary offering.  We intend to cease offering shares of common stock in our primary offering upon the earlier February 6, 2011 or the date the registration statement relating to our proposed follow-on offering, is declared effective by the Securities and Exchange Commission.

Acquisition and Related Financing of Carriage Court of Hilliard

On December 22, 2010, through a wholly-owned subsidiary, we purchased an assisted living property, Carriage Court of Hilliard, located in Hilliard, Ohio. The property was purchased from an affiliate of Wilkinson Real Estate, an unaffiliated party, for a purchase price of approximately $17.5 million. This acquisition is structured with a $500,000 holdback feature that will be used to support any income shortfalls in achieving an agreed upon net operating income yield in the first two years of the investment. The acquisition was funded with proceeds raised from our ongoing public offering and assumption of a mortgage loan from an unaffiliated lender.

Carriage Court of Hilliard is an assisted living facility with a total of 102 units, including 64 assisted living units and 38 memory care units,  in an approximately 70,000 square feet building that was constructed  in 1998.   The property is currently 96% occupied. The average effective annualized rent per unit at the property is $48,000.

We do not intend to make significant renovations or improvements to the property and believe that the property is adequately insured. To qualify as a REIT, we cannot directly operate assisted-living facilities.  Therefore, we have formed a wholly owned taxable REIT subsidiary, or TRS, and Carriage Court of Hilliard will be operated pursuant to a lease with our TRS. Our TRS has engaged Good Neighbor Care, a large senior housing operator managing 52 assets across the United States, to operate the assisted-living facility.  Under the management contract, the manager has direct control of the daily operations of the property.

In connection with the acquisition of Carriage Court of Hilliard, we assumed an existing mortgage agreement with Red Mortgage Capital Inc.  Pursuant to this agreement, we assumed the outstanding principal balance under the existing mortgage loan of approximately $13.7 million.  The loan matures in August 1, 2044 and bears interest at a fixed rate of 5.40% per annum over a 35 year amortization period.   Principal and interest on the loan is due and payable monthly until the maturity date. We may prepay in whole or in part upon 30 days advance written notice to the lender subject to prepayment premium defined in the mortgage agreement.

Acquisition of River’s Edge of Yardley

On December 22, 2010, through a wholly-owned subsidiary, we purchased a dementia and memory care facility located in Yardley, Pennsylvania. The property was purchased from Sunrise Floral Vale Senior Living, LP, an unaffiliated party, for a purchase price of $4.5 million.  We will rebrand the property as River’s Edge of Yardley.  The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.

River’s Edge of Yardley is a 36 unit, purpose built dementia and memory care facility. Built in 1996, the property is located in Yardley, Pennsylvania, an infill suburb of Philadelphia. The property is situated just across the river from Trenton, New Jersey and close to Interstate 95. The property will be managed by Woodbine Senior Living, LLC.

Acquisition of Hedgcoxe Health Plaza

 On December 22, 2010, through a wholly-owned subsidiary, we purchased a medical office building, the Hedgcoxe Health Plaza, located in Plano, TX.  The property was purchased from an affiliate of Caddis Partners, LLC, an unaffiliated party, for a purchase price of approximately $9.0 million. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.

Hedgcoxe Health Plaza, a multi-tenant medical office building with seven units, was constructed in 2009 and is currently leased to six healthcare providers. The property is located in a suburb 10 miles north of Dallas and within close proximity to nine major medical centers.

Joint Venture in Littleton, Colorado Specialty Rehabilitation Facility

On December 16, 2010, through a wholly-owned subsidiary, we funded an investment in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $7.3 million specialty rehabilitation facility in Littleton, Colorado.  We agreed to contribute approximately $1.6 million of capital to acquire a 90% limited partnership interest in Littleton Med Partners, LP.  Three affiliates of The Cirrus Group contributed an aggregate of approximately $0.2 million to acquire an aggregate 9.5% limited partnership interest in the Littleton Med Partners, LP.  A fourth affiliate of the Cirrus Group acts as the general partner and holds the remaining 0.5% interest in the Littleton Med Partners, LP.  Our equity investment in the joint venture was funded from proceeds from our ongoing initial public offering.

The aggregate budgeted development cost for the proposed development of the specialty rehabilitation facility is approximately $7.3 million.  The development cost will be funded with approximately $1.8 million of initial capital from Littleton Med Partners, LP and a $5.5 million construction loan.  The Facility is planned to comprise approximately 26,808 square feet with 36 beds, all of which will be triple-net leased to CareMeridian, LLC, an experienced operator of post-acute inpatient rehabilitation facilities for 15 years.  CareMeridian is a provider of subacute and skilled nursing for patients suffering from traumatic brain injuries, spinal cord injury or medically complex injuries.

Global Rehab Inpatient Rehab Facility Loan Agreement

On December 23, 2010, we executed a loan agreement with an unaffiliated financial institution to secure financing in the amount of approximately $7.5 million for our Global Rehab inpatient rehabilitation facility in Dallas, Texas, as anticipated at acquisition of the facility.  The loan will mature on December 22, 2016 and bears a fixed rate of 6.25% for the first three years.  For the remaining three years, the interest rate will reprice to a fixed rate equal to the greater of (1) the then 3-year LIBOR swap rate plus 325 basis points or (2) 6.25%.  Monthly payments will include principal and interest based on a 30-year amortization schedule.   We may prepay the loan at any time without penalty.   In connection with closing this loan agreement, we paid fees and expenses totaling approximately $47,000.